Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

NON-INVASIVE MONITORING SYSTEMS, INC.

Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Corporation”), hereby certifies, pursuant to and in accordance with Section 607.1006 of the Florida Business Corporation Act (the “FBCA”), for the purpose of filing these Articles of Amendment to the Articles of Incorporation of the Corporation with the Department of State of the State of Florida, that:

1.	The name of the corporation is Non-Invasive Monitoring Systems, Inc.

2.	Article VIII of the Articles of Incorporation of the Corporation is hereby deleted and restated in its entirety as follows:

Article VIII

Indemnification

(a)	The Corporation hereby indemnifies, to the fullest extent authorized or permitted by the Florida Statutes as it exists now or may hereafter be amended, against fines, liabilities, costs and expenses, including attorney’s fees, and witnesses and experts fees and expenses, for any person made, or threatened to be made, a party to any action, suit or proceeding by reason of the fact that he or she (i) is or was a director or officer of the Corporation; or (ii) is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

(b)	Unless otherwise expressly prohibited by the Florida Business Corporation Act, and except as otherwise provided in the foregoing sentence, the Board of Directors of the Corporation shall have the sole and exclusive discretion, on such terms and conditions as it shall determine, to indemnify, or advance expenses to, any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

(c)	The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled.

(d)	The Corporation may purchase and maintain insurance, at its expense, to protect itself and all directors and officers against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly or advance expenses against such liability.

3.	This amendment to the Corporation’s Articles of Incorporation was approved (i) unanimously by written consent of the Board of Directors of the Corporation on June 30, 2026, and (ii) by written consent of the shareholders on July 15, 2026, in accordance with Section 607.0704 of the FCBA.

4.	Except as modified hereby the Articles of Incorporation of the Corporation shall remain in full force and effect.

5.	These Articles of Amendment to the Articles of Incorporation shall become effective on the date of filing with the Florida Department of State.

IN WITNESS WHEREOF, Non-Invasive Monitoring Systems, Inc. has caused these Articles of Amendment to the Articles of Incorporation to be duly executed in its name on its behalf by an authorized officer as of September 16, 2026.

NON-INVASIVE MONITORING SYSTEMS, INC.

By:	/s/ James J. Martin
Name:	James J. Martin
Title:	Chief Financial Officer